Exhibit 99.1

EARNINGS RELEASE
STATS ChipPAC Reports Record Second Quarter
Revenue and Profitability
United States — 07/26/2006, Singapore — 07/27/2006 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the second quarter ended June 30, 2006.
Revenue for the three months ended June 30, 2006 increased 58% to $418.1 million, compared to $264.3 million in the same quarter a year ago. This represents a sequential increase of 8% compared to the prior quarter. On a US GAAP basis, net income for the three months ended June 30, 2006 was $18.0 million or $0.09 per diluted ADS, compared to a net loss of $(15.1) million or a loss of $(0.08) per diluted ADS in the same quarter a year ago. US GAAP results for the second quarter of 2006 include $16.0 million in special items and costs associated with the merger of STATS and ChipPAC. US GAAP results for the second quarter of 2005 include $14.1 million in special items and costs associated with the merger of STATS and ChipPAC. Excluding the special items and including certain adjustments, non-US GAAP adjusted net income for the three months ended June 30, 2006 was $34.1 million or $0.16 per diluted ADS, compared to a net loss of $(1.0) million or $(0.01) per diluted ADS in the same quarter a year ago. Results for the second quarter of 2006 include approximately $2.8 million in share-based compensation expenses as required under SFAS 123(R).
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC said, “We achieved record revenue and profitability in the second quarter. Our revenue grew 8% sequentially, and it was our fourth consecutive quarter of record revenue. Our strong presence in the communications and consumer segments, as a result of our 3D technologies and mixed signal test leadership, helped to offset continuing weakness in the PC segment of the semiconductor industry. Our leadership in next generation 3D stacked package products, such as package-on-package, and our proprietary package-in-package technologies are also showing good results. We have successfully qualified a number of programs and expect to start high volume production in the third quarter. These have been the technologies of choice in high performance 3G handsets and portable game consoles and represent good future growth opportunities for us.”
“We also recently announced an important strategic alliance with China Resources Logic Limited (“CRL”) for our mature low lead business. This is part of our strategy to optimize our product portfolio to improve our profitability and return. Partnering with CRL allows us to focus on our investments in higher growth and better margin advanced products while offering our customers a longer term more cost effective solution in mature low lead products. We will continue to review and rationalize our product portfolio with the goal of improving margins and return.”

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Michael G. Potter, Chief Financial Officer of STATS ChipPAC said, “Margins improved compared to the year ago period and the prior quarter as we benefited from operating leverage led by our continued emphasis on strict cost controls. We are also taking additional cost reduction actions, including an approximate 460 employee workforce reduction in the third quarter of 2006. This is part of our strategy of ensuring that we have the appropriate resources at each of our sites to support the company’s long term opportunities, while improving sustainable margins. This will result in a one-time charge of approximately $1.9 million in the third quarter. We do not expect further such actions based on our current outlook.”
“This quarter’s results also include the impact of share-based compensation expenses of approximately $2.8 million (approximately $1.6 million in cost of revenues, $0.8 million in SG&A, and $0.4 million in R&D). We will continue to moderate our capital expenditures in-line with both current market demand and longer-term commitments to our customers. Additionally, we are heightening our focus on our expenses other than cost of revenues and intend to reduce them as a percentage of net revenues over time.”
“In addition, we have appointed Oversea-Chinese Banking Corporation Limited as the lead bank and arranger to provide a $100 million to $125 million 3-year revolving line of credit. We expect to close on the facility within the next few weeks. This facility will be used to fund working capital requirements and for general corporate purposes.”
Outlook
Tan Lay Koon commented, “The macroeconomic uncertainties and higher inventory levels at a number of semiconductor companies have made our customers more cautious in their short term business outlook. Towards the end of the second quarter, we experienced some customers adjusting their orders as they took aggressive actions to reduce their inventory levels. Barring significant deterioration in the macroeconomic conditions, we believe that the current inventory adjustments represent a pause in the growth of our business. Our optimism is based on the continuing robust outlook of our customers, the restraint in capacity additions and investments throughout the manufacturing supply chain of the semiconductor industry, and our broad engagement with market leaders in the communications, consumer and computer segments of the semiconductor industry.”
“In terms of guidance for the third quarter of 2006, we expect revenue in the third quarter of 2006 will be approximately 2% to 7% lower than the second quarter of 2006, with US GAAP net income in the range of $13.0 million to $24.0 million, which represents US GAAP net income per diluted ADS of $0.06 to $0.11, including the impact of $0.02 per ADS for the expensing of share-based compensation and the impact of approximately $0.01 per ADS due to restructuring activities in the quarter. Non-US GAAP adjusted net income is expected to be in the range of $21.5 million to $32.5 million or in the range of $0.10 to $0.15 per diluted ADS, including the impact of $0.02 per ADS for the expensing of share-based compensation. Non-US GAAP adjusted net income is calculated without the effect of certain merger and integration expenses, purchase accounting adjustments and restructuring activities.”

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Singapore on Thursday, July 27, 2006. This will be 8:00 p.m. on Wednesday, July 26 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-201-689-8560. A replay of the call will be available approximately two hours after the live call through noon on Thursday, August 3, 2006 in Singapore (midnight in New York on Wednesday, August 2, 2006) at www.statschippac.com and by telephone at +1-201-612-7415. The account number to access the replay is 3055 and the conference ID number is 206308.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the end of each calendar quarter or calendar year, as the case may be. Our second quarter of 2006 ended on June 25, 2006, while our second quarter of 2005 ended on June 26, 2005. For ease of presentation, our second quarter of 2006 and 2005 have been presented as ending on June 30, 2006 and 2005, respectively. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Singapore Contact:

Lee Ching Ching Senior Investor Relations Manager Tel: (65) 6824 7705, Fax: (65) 6720 7826 email: chingching.lee@statschippac.com
US Contacts:

Drew Davies Director, Investor Relations Tel: (408) 586 0608, Fax: (408) 586 0652 email: drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel: (208) 939 3104, Fax: (208) 939 4817 email: lisa.lavin@statschippac.com

The Ruth Group David Pasquale — Executive Vice President Tel: (646) 536 7006 email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006
Net revenues	$264,346	$418,133	$498,492	$803,842
Cost of revenues	(228,541)	(331,327)	(438,289)	(640,443)

Gross profit	35,805	86,806	60,203	163,399

Operating expenses:
Selling, general and administrative	33,761	39,914	66,007	79,625
Research and development	6,536	7,909	12,478	14,882
Restructuring charges	—	—	830	—
Total operating expenses	40,297	47,823	79,315	94,507

Operating income (loss)	(4,492)	38,983	(19,112)	68,892

Non-operating income (expenses), net	(8,055)	(10,575)	(19,437)	(20,005)

Income (loss) before income taxes	(12,547)	28,408	(38,549)	48,887
Income tax expense	(1,159)	(7,211)	(2,298)	(13,129)

Income (loss) before minority interest	(13,706)	21,197	(40,847)	35,758
Minority interest	(1,357)	(3,177)	(1,335)	(5,722)

Net income (loss)	$(15,063)	$18,020	$(42,182)	$30,036

Net income (loss) per ordinary share:
Basic	$(0.01)	$0.01	$(0.02)	$0.02
Diluted	$(0.01)	$0.01	$(0.02)	$0.01

Net income (loss) per ADS:
Basic	$(0.08)	$0.09	$(0.22)	$0.15
Diluted	$(0.08)	$0.09	$(0.22)	$0.14

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,954,500	1,988,133	1,951,440	1,984,671
Diluted	1,954,500	2,158,312	1,951,440	2,156,948

ADS (in thousands) used in per ADS calculation:
Basic	195,450	198,813	195,144	198,467
Diluted	195,450	215,831	195,144	215,695

Key Ratios and Information:
Gross Margin	13.5%	20.8%	12.1%	20.3%
Operating Expenses as a % of Revenue	15.2%	11.5%	15.9%	11.7%
Operating Margin	–1.7%	9.3%	–3.8%	8.6%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$64,099	$72,036	$125,269	$141,556
Capital Expenditures	$53,392	$112,453	$70,539	$245,307

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,629	$—	$3,143
Selling, general and administrative	—	763	—	3,233
Research and development	—	391	—	852

	$—	$2,783	$—	$7,228

Certain reclassifications have been made to prior period amounts to conform with classifications used in the current periods.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

STATS ChipPAC Ltd.
Reconciliation of US GAAP Net Income (Loss) to
Non-GAAP Net Income (Loss)
(In thousands of U.S. Dollars)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement our condensed consolidated financial statements presented on a US GAAP basis, STATS ChipPAC uses a non-US GAAP conforming measure of net income (loss), that is US GAAP net income (loss) adjusted to exclude certain costs, expenses or gains, referred to as special items. Non-US GAAP adjusted net income (loss) measure gives an indication of our baseline performance before other charges that are considered by management to be outside of our core operating results. In addition, our non-US GAAP adjusted measure of net income (loss) is among the primary indicators management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information should not be considered in isolation or as a substitute for net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006

US GAAP net income (loss)	$(15,063)	$18,020	$(42,182)	$30,036

Special items
Merger and integration related expenses
Cost of revenues (1)	65	181	130	255
Operating expenses (1)	500	276	1,053	776
Restructuring charges (2)	—	—	830	—
Purchase accounting items
Amortization of intangibles — SG&A (3)	12,687	12,687	25,374	25,374
Amortization of intangibles — R&D (3)	800	800	1,600	1,600
Purchase price adjustment on tax (4)	—	2,095	1,003	3,750
Write-off of capitalized debt issuance cost (5)	—	—	1,654	—

Total special items	14,052	16,039	31,644	31,755

Non-US GAAP adjusted net income (loss)	$(1,011)	$34,059	$(10,538)	$61,791

Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items. The special items excluded for the three and six months ended June 30, 2005 and 2006 were:
(1)	We incurred direct merger and integration expenses in both our cost of revenues and operating expenses in the three and six months ended June 30, 2005 and 2006. These legal, professional and other expenses including retention programs are temporary in nature and relate to the merger and not our ongoing business.

(2)	In order to more closely align expenses with revenues, the Company reduced headcount by 88 employees in the Singapore and the United States facilities during the three months ended March 31, 2005. This reduction of headcount resulted in a charge of $0.8M for severance payments.

(3)	As part of the purchase accounting for the merger, certain intangible assets, including customer relationships and intellectual property, were either created or revalued. The increased amortization due to these assets was excluded as it is a non-cash charge and arose solely because of purchase accounting. In addition, due to purchase accounting, the net book value of ChipPAC’s fixed assets was reduced. This resulted in depreciation being approximately $1.6M and $3.2M lower in the three and six months ended June 30, 2006 and $2.2M and $4.5M in the three and six months ended June 30, 2005 than it would have been without the revaluation due to purchase accounting. As this is ongoing and a reflection of the assets value used in production, no adjustment was made for this item.

(4)	Adjustment to original purchase price to benefit acquired tax attributes based on increased taxable income during three and six months ended June 30, 2005 and 2006 due to expected foreign operating income results, including currency fluctuations, resulting in the release of ChipPAC acquisition date valuation allowances.

(5)	As a result of the repurchase of $26.1M and the redemption of the put of $125.9M of our 1.75% convertible notes due 2007, we incurred write-off charges on our capitalized debt issuance costs in the three months ended March 31, 2005.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

STATS ChipPAC Ltd.
Non-GAAP Condensed Consolidated Statements of Operations
Excludes Special Items
(In thousands of U.S. Dollars, except for share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006

Net revenues	$264,346	$418,133	$498,492	$803,842
Cost of revenues	(228,476)	(331,146)	(438,159)	(640,188)

Gross profit	35,870	86,987	60,333	163,654

Operating expenses:
Selling, general and administrative	20,618	27,061	39,699	53,690
Research and development	5,692	6,999	10,759	13,067

Total operating expenses	26,310	34,060	50,458	66,757

Operating income	9,560	52,927	9,875	96,897

Non-operating income (expenses), net	(8,055)	(10,575)	(17,783)	(20,005)

Income (loss) before income taxes	1,505	42,352	(7,908)	76,892
Income tax expense	(1,159)	(5,116)	(1,295)	(9,379)

Income (loss) before minority interest	346	37,236	(9,203)	67,513
Minority interest	(1,357)	(3,177)	(1,335)	(5,722)

Net income (loss)	$(1,011)	$34,059	$(10,538)	$61,791

Net income (loss), excluding special items per ordinary share:
Basic	$(0.00)	$0.02	$(0.01)	$0.03
Diluted	$(0.00)	$0.02	$(0.01)	$0.03

Net income (loss), excluding special items per ADS:
Basic	$(0.01)	$0.17	$(0.05)	$0.31
Diluted	$(0.01)	$0.16	$(0.05)	$0.29

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,954,500	1,988,133	1,951,440	1,984,671
Diluted	1,954,500	2,201,986	1,951,440	2,200,622

ADS (in thousands) used in per ADS calculation:
Basic	195,450	198,813	195,144	198,467
Diluted	195,450	220,199	195,144	220,062

Key Ratios & Information:
Gross Margin	13.6%	20.8%	12.1%	20.4%
Operating Expenses as a % of Revenue	10.0%	8.1%	10.1%	8.3%
Operating Margin	3.6%	12.7%	2.0%	12.1%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$50,612	$58,549	$98,295	$114,582
Capital Expenditures	$53,392	$112,453	$70,539	$245,307

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,629	$—	$3,143
Selling, general and administrative	—	763	—	3,233
Research and development	—	391	—	852

	$—	$2,783	$—	$7,228

Certain reclassifications have been made to prior period amounts to conform with classifications used in the current periods.
The format presented above is not in accordance with Generally Accepted Accounting Principles. See Statement of Reconciliation of GAAP net income (loss) to Non-GAAP net income (loss) and notes to the reconciliation.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31,	June 30,
	2005	2006
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$242,368	$155,788
Accounts receivable, net	240,990	292,939
Inventories	79,483	111,900
Other current assets	44,873	68,621

Total current assets	607,714	629,248

Marketable securities	17,803	17,234
Property, plant and equipment, net	1,107,031	1,211,347
Investment in equity investee	—	10,154
Goodwill and intangible assets	595,405	569,411
Other non-current assets	65,429	80,771

Total assets	$2,393,382	$2,518,165

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$215,483	$251,669
Other current liabilities	99,229	116,238
Short-term debts	42,633	79,881

Total current liabilities	357,345	447,788
Long-term debts	779,105	756,604
Other non-current liabilities	66,611	74,024

Total liabilities	1,203,061	1,278,416

Minority interest	48,669	53,562

Shareholders’ equity	1,141,652	1,186,187

Total liabilities and shareholders’ equity	$2,393,382	$2,518,165

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	2Q 2005	1Q 2006	2Q 2006
Net Revenues by Product Line
Packaging — array	47.2%	54.6%	55.3%
Packaging — leaded	24.7%	18.6%	18.4%
Test and other services	28.1%	26.8%	26.3%

	100.0%	100.0%	100.0%

Net Revenues by End User Segment
Communications	52.7%	55.4%	57.3%
Personal Computers	24.7%	20.2%	19.1%
Consumer, Multi-applications and Others	22.6%	24.4%	23.6%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	79.2%	73.1%	72.3%
Europe	2.4%	2.9%	2.9%
Asia	18.4%	24.0%	24.8%

	100.0%	100.0%	100.0%

Number of Testers	891	974	996
Number of Wirebonders	3,059	3,677	3,801

Overall Equipment Utilization Rate	71%	76%	77%

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059